                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                               (AMENDMENT NO. 1)*


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  NexMed, Inc.
                             ----------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                   ------------------------------------------
                         (Title of Class of Securities)


                                    652903105
                                 --------------
                                 (CUSIP Number)


                              Y. Joseph Mo, Ph.D.
                                  NexMed, Inc.
                             350 Corporate Boulevard
                             Robbinsville, NJ 08691
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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
          --------------------------------------------------                           ------------------------
          CUSIP NO. 652903105                                                                      Page 2 of 4
          --------------------------------------------------                           ------------------------

--------- -----------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Y. JOSEPH MO, PH.D.
--------- -----------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]

                                                                                                        (b) [ ]
--------- -----------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------- -----------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                              [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------- -----------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- -----------------------------------------------------------------------------------------------------
           NUMBER OF                 7         SOLE VOTING POWER
            SHARES                             3,574,000
        BENEFICIALLY
       OWNED BY EACH          ---------------- ----------------------------------------------------------------
         REPORTING                   8         SHARED VOTING POWER
           PERSON                              0
            WITH              ---------------- ----------------------------------------------------------------

                                     9         SOLE DISPOSITIVE POWER
                                               3,574,000
                              ---------------- ----------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER
                                               0
--------- -----------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,574,000
--------- -----------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.*                                                                                  [ ]
--------- -----------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.8%
--------- -----------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
---------------------------------------------------------------------------------------------------------------

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Item 1.  Security and Issuer
         -------------------

         This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on July 11, 2002 (the "Schedule 13D"), by the undersigned relating to the shares of common stock, par value $0.001 per share (the "Common Stock") of NexMed, Inc. (the "Issuer"), a Nevada corporation. The Issuer's principal executive offices are located at 350 Corporate Boulevard, Robbinsville, NJ 08691.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         As of January 10, 2003 the Reporting Person beneficially owned 3,574,000 shares of Common Stock, consisting of (i) 1,000,000 shares granted by the Issuer on February 16, 1996 for services rendered; (ii) 100,000 shares acquired on April 9, 1998 upon the exercise of non-qualified stock options with an exercise price of $.25 per share; (iii) 400,000 shares acquired on January 11, 2000 upon the exercise of non-qualified stock options with an exercise price of $.25 per share; and (vi) 2,074,000 shares underlying options which are exercisable within the next 60 days. The source of funds for the exercise prices for the Reporting Person's exercised stock options were the private funds of the Reporting Person.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties as follows:

         (a) As of January 10, 2003 and based upon a total of 28,261,604 shares of Common Stock outstanding as reported on the Issuer's most recently filed form 10-Q for the nine months ended September 30, 2002, the Reporting Person beneficially owns 3,574,000 shares of Common Stock, representing approximately 11.8% of the Issuer's outstanding Common Stock comprised of: (i) 1,300,000 shares owned directly by the Reporting Person; (ii) 200,000 shares held by a retained annuity trust for the benefit of the Reporting Person, of which he is the sole trustee; and (iii) 2,074,000 shares of Common Stock which the Reporting Person has the right to acquire within the next 60 days comprised of: (a) 2,064,000 shares underlying options granted under the Issuer's Stock Option and Long-Term Incentive Compensation Plan, of which 750,000 shares have an exercise price of $2.00 per share, 100,000 shares have an exercise price of $2.50 per share; 1,114,000 shares have an exercise price of $4.00 per share, and 100,000 shares have an exercise price of $2.91 per share; and (b) 10,000 shares underlying exercisable options at an exercise price of $2.00 per share granted under the Issuer's Recognition and Retention Stock Incentive Plan.

         (b) The Reporting Person has the sole power to vote and dispose of 3,574,000 shares beneficially owned by him (including 2,074,000 shares, which Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options).

         (c) The following transactions or events have increased the Reporting Person's beneficial ownership as a result of his right to acquire shares through the exercise of options:

               1) An option to purchase 371,334 shares at an exercise price of $4.00 per share, vested on December 31, 2002.

               2) An option to purchase 100,000 shares at an exercise price of $2.91 per share, will vest on February 26, 2003.

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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 10, 2003                  /s/ Y. Joseph Mo
                                         ----------------
                                         Y. Joseph Mo
















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